06014266

Summary Translation Letter
To the Stock Exchange of Thailand
June 6, 2006

Form of Report to the Exchange of the Results of the Sale of Warrants
Advanced Info Service Public Company Limited
Date June 6, 2006

1. **Information relating to the warrant offering**

Category of Warrants : Warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan –ESOP) Grant 5.

Number of offered warrants : 10,138,500 units

Price per unit : Baht 0 (zero Baht)

Offered to : The Company's directors and employees and not offering through the intermediary.

Exercise Price : 91.46 Baht per share.

Subscription and payment period: May 31, 2006

SUPPL

2. Results of the sale of warrants :

[✓] totally sold out
[ ] partly sold out, with - warrants remaining.
The company will deal with the remaining warrants as follows
-

3. Details of the sale

	Right to buy warrant				Allotment result			
	Director*	Employee	Intermediary	Total	Director*	Employee	Intermediary	Total
No. of warrant holders	7	308	-	315	7	308	-	315
No. of Warrants (unit)	2,412,200	7,726,300	-	10,138,500	2,412,200	7,726,300	-	10,138,500
% of total issued Warrant	23.79	76.21	-	100	23.79	76.21	-	100

*Director of the Company and its subsidiaries

4. Amount of money received from the sale of shares

Total amount - Baht

Less expense (specify) - Baht

Net amount received - Baht

dlw 6/12